Exhibit 17.1

June 29, 2009

I hereby resign as President and Director with Insight Management Corporation (ISIM) with immediate effect – I will stay on the ISIM board until ISIM conducts the necessary corporation actions to admit a new director in my place.

I am resigning without any arguments or conflicts with ISIM or its shareholders.

By: